EXHIBIT 99.1

Lombard Medical Reports 2015 First Quarter Results

Revenue Up 66 Percent Year-Over-Year; U.S. Sales Increase 125 Percent

IRVINE, Calif., May 11, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results for the first quarter ended March 31, 2015 and an operational update.

Q1 and Recent Operational Highlights

  Total 2015 first quarter Aorfix revenue grew 66 percent1 to $3.4 million compared to revenue of $2.1 million in the first quarter of 2014.
  U.S. Aorfix revenue grew to $1.1 million in the first quarter of 2015, up 125 percent from $0.5 million in the first quarter of 2014.
  Gross margin for the 2015 first quarter was 46 percent compared to 34 percent for the prior year period.
  In February, the FDA approved Aorfix™Plus, an addition to the Aorfix endovascular stent graft portfolio that potentially allows up to 10 percent more patients with AAAs to be treated with the Aorfix platform.
  In March, the Company received approval for the AorFlex™ delivery system from the Japanese Ministry of Health, Labour and Welfare.
  In April, the Company entered into a $26 million secured term loan facility with Oxford Finance LLC. Lombard Medical received $11 million in proceeds at the loan closing on April 24 with additional funds becoming available upon achievement of near-term revenue milestones.
  In April, the Company enrolled and treated the first patient in the ARCHYTAS global registry and successfully enrolled the first patients in its U.S. post-marketing surveillance program for Aorfix.

Operational and Financial Results

Led by U.S. procedures that more than doubled, global Aorfix revenue increased 66 percent1 to $3.4 million in the first quarter of 2015 compared to $2.1 million in the first quarter of 2014.

In the U.S., where Aorfix was formally launched in November 2013, and is sold exclusively through the Company's own sales force, revenue in the 2015 first quarter was $1.1 million, up approximately 125 percent from $0.5 million in the first quarter of 2014.

"The first quarter was marked by commercial execution and equally significant regulatory progress," said CEO Simon Hubbert. "In the U.S., we saw continued adoption with new centers adding Aorfix to their AAA treatment options, and we received FDA approval for the new AorfixPlus stent graft. Whilst in Japan, the second largest stand-alone AAA market worldwide, we achieved continued market share gains along with regulatory approval for the AorFlex delivery system."

In Japan, where Aorfix is sold through the Company's exclusive distributor, Medico's Hirata, and where regulatory approval was received in August 2014, revenue in the 2015 first quarter was $0.9 million. There was no comparative revenue in the first quarter of 2014. As noted above, the pending regulatory approval in Japan of the latest AorFlex delivery system came in March, earlier than had been expected. In other international markets, reduced revenue in Western Europe was partially offset by strength in Latin America and Asia/Pacific.

Gross margin for the 2015 first quarter was 46 percent compared to 34 percent for the prior year period. The improvement was primarily due to the effect of higher average U.S. selling prices and the spreading of fixed manufacturing costs over increased production volumes.

Total operating expenses for the 2015 first quarter were $11.3 million compared to $7.8 million in the first quarter of 2014. The net loss for the first quarter of 2015 was $9.5 million, or $0.59 loss per share, compared to a net loss of $6.9 million, or $0.62 loss per share, for the first quarter of 2014. The increased operating expenses and net loss were principally due to on-going investments in U.S.-based operations, commercial infrastructure, additional direct sales people, product development activities and share-based compensation charges.

The Company's balance sheet as of March 31, 2015, showed total cash and cash equivalents of $45.1 million. Proceeds from the Company's recently announced credit facility were not reflected in the March 31, 2015 cash and cash equivalents balance as those funds were not drawn against until after the end of the first quarter.

Company Outlook

The Company reaffirmed that it expects to achieve revenue for 2015 of between $18 million and $20 million. This growth is expected to result from a more than doubling of the combined number of Aorfix procedures for the Company's four largest markets (U.S., Japan, UK and Germany) and pricing that remains stable in those markets.

Conference Call

Lombard Medical's management will discuss the Company's financial results for the first quarter ended March 31, 2015 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Monday, May 11, 2015. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

1 Total Aorfix revenue growth was 73 percent for the 2015 first quarter on a constant currency basis, calculated using 2014 average rates.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

- Tables Follow -

Consolidated Statements of Comprehensive Income
for the three-month period ended March 31, 2015 (unaudited)

	Three months ended March 31,
	2015	2014
	$'000	$'000
Revenue	3,409	2,058
Cost of sales	(1,828)	(1,359)
Gross profit	1,581	699
Gross margin	46%	34%
Selling, marketing and distribution expenses	(6,268)	(4,141)
Research and development expenses	(2,442)	(1,563)
Administrative expenses	(2,628)	(2,128)
Total operating expenses	(11,338)	(7,832)

Operating loss	(9,757)	(7,133)
Finance income—interest receivable	47	45
Finance costs	(22)	(18)
Loss before taxation	(9,732)	(7,106)
Taxation	189	187
Loss for the period	(9,543)	(6,919)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1,387)	835
Total comprehensive loss for the period	(10,930)	(6,084)

Basic and diluted loss per ordinary share (cents)
From continuing operations	(59.0)	(61.9)

Consolidated Balance Sheet
as at March 31, 2015 (unaudited)

	March 31, 2015	December 31, 2014
	$'000	$'000
Assets
Intangible assets	4,947	5,259
Property, plant and equipment	3,168	3,087
Other receivables	358	348
Non-current assets	8,473	8,694

Inventories	4,915	4,895
Trade and other receivables	3,707	3,911
Taxation recoverable	1,217	2,065
Cash and cash equivalents	45,096	53,334
Current assets	54,935	64,205

Total assets	63,408	72,899

Liabilities
Trade and other payables	(6,179)	(5,434)
Current liabilities	(6,179)	(5,434)

Borrowings	(2,651)	(2,632)
Non-current liabilities	(2,651)	(2,632)

Total Liabilities	(8,830)	(8,066)

Net assets	54,578	64,833

Equity
Called up share capital	162	162
Share premium account	49,608	49,608
Capital reorganization reserve	205,686	205,686
Other reserves	--	--
Translation reserve	858	2,245
Accumulated loss	(201,736)	(192,868)
Total equity	54,578	64,833
CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, CEO
         William J. Kullback, CFO
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Susan Heins (Media)
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway,
         Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000